FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

                             THE SAUDI BRITISH BANK
                    FIRST QUARTER 2005 RESULTS - HIGHLIGHTS

    * Net profit of SAR456 million (US$122 million) for the quarter ended 31 March 2005 - up SAR92 million (US$25 million) or 25.1 per cent over the same period in 2004^.

    * Customer deposits of SAR42.3 billion (US$11.3 billion) at 31 March 2005 - up SAR5.1 billion (US$1.4 billion) or 13.8 per cent over 31 March 2004.

    * Loans and advances to customers of SAR32.3 billion (US$8.6 billion) at 31 March 2005 - up SAR5.1 billion (US$1.3 billion) or 18.6 per cent over 31 March 2004.

    * Total assets of SAR57.7 billion (US$15.4 billion) at 31 March 2005 - up SAR7.9 billion (US$2.1 billion) or 15.8 per cent over 31 March 2004.

    * Earnings per share of SAR9.12 (US$2.43) for the quarter ended 31 March 2005 - up 25.1 per cent from SAR7.29 (US$1.94) over the same period in 2004^.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR456 million (US$122 million) for the quarter ended 31 March 2005. This represents an increase of
25.1 per cent over the SAR364 million (US$97 million) earned in the quarter ended 31 March 2004. Earnings per share increased to SAR9.12 (US$2.43) compared to SAR7.29 (US$1.94) for the first quarter in 2004^.

Customer deposits increased to SAR42.3 billion (US$11.3 billion) at 31 March 2005 from SAR37.2 billion (US$9.9 billion) at 31 March 2004.

Loans and advances to customers increased to SAR32.3 billion (US$8.6 billion) at 31 March 2005 from SAR27.2 billion (US$7.3 billion) at 31 March 2004.

The bank's investment portfolio totalled SAR16.4 billion (US$4.4 billion) at 31 March 2005, a decrease from SAR17.4 billion (US$4.6 billion) at 31 March 2004.

Geoff Calvert, managing director of The Saudi British Bank, said: "The Saudi British Bank has made an encouraging start to 2005. Operating revenues are well above 2004 levels, with particularly strong growth in non-funds income which has continued to benefit from a strong local equity market. Despite incurring higher overheads to support business growth, the bank's cost:income ratio has continued to reduce reflecting improved operational efficiency. Our loan portfolio remains sound and this is reflected in the low provision for credit losses. Capital and liquidity positions remain strong.

"One of the highlights of the quarter was the successful issue of a US$600 million eurobond to investors throughout Europe, Asia and the Middle East. This is the first eurobond ever issued by a Saudi Arabian company. The success of the issue is recognition of the bank's strength and reputation in the international markets.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

^ Net profit and earnings per share for the quarter ended 31 March 2004 have been restated to reflect the adoption of the revised International Accounting Standard 39 - Financial Instruments: Recognition and Measurement.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  13 April, 2005